Exhibit 4.1

FIRST AMENDMENT TO
AGREEMENT OF LIMITED PARTNERSHIP OF
PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP III, L.P.

This FIRST AMENDMENT to the AGREEMENT OF LIMITED PARTNERSHIP OF PHILLPS EDISON GROCERY CENTER OPERATING PARTNERSHIP III, L.P. (this “Amendment”) is made effective as of May 8, 2018 by Phillips Edison Grocery Center OP GP III, LLC, a Delaware limited liability company (the “General Partner”). Capitalized terms used but not defined herein will have the meanings ascribed to such terms in the Partnership Agreement (as defined below).

WHEREAS, the General Partner, Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation, as Limited Partner (the “Initial Limited Partner”), and PECO-Griffin REIT Advisor LLC, a Delaware limited liability company (the “Special Limited Partner”) previously entered into that certain Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership III, L.P. (the “Partnership”), dated as of October 5, 2016 (the “Partnership Agreement”);

WHEREAS, the General Partner, the Initial Limited Partner and the Special Limited Partner desire to amend the Partnership Agreement;

NOW, THEREFORE, in consideration of the foregoing, of mutual covenants between the parties to the Partnership Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Partnership Agreement is hereby amended as follows:

1.	Amendment to Section 5.1(d)(i). Section 5.1(d)(i) of the Partnership Agreement shall be amended and restated in its entirety to read as follows:

(i) Upon a Termination and subject to Sections 5.1(d)(ii) and (g), the General Partner shall cause the Partnership to distribute an amount to the Special Limited Partner in redemption of the Special Limited Partner Interest in the form of a Note (the “Termination Note”) equal to 15% of the amount, if any, by which (A) the sum of (1) the fair market value (determined by appraisal as of the Termination Date) of the Included Investments, plus (2) the Assets as of the Termination Date, minus (3) the Liabilities as of the Termination Date, plus (4) the sum of all Stockholder Distributions paid by the Initial Limited Partner through the Termination Date on shares of Common Stock issued in all Offerings through the Termination Date, minus (5) any amounts distributable as of the Termination Date to the Limited Partners who received Partnership Units in connection with the contribution of any Investments (including cash used to acquire Investments) to the Partnership, upon the liquidation or sale of such Investments (assuming the liquidation or sale of such Investments on the Termination Date), exceeds (B) the sum of (1) the Gross Proceeds raised in all Offerings through the Termination Date (less amounts paid on or prior to the Termination Date to purchase or redeem any shares of Common Stock purchased in an Offering) plus (2) the total amount of cash that, if distributed to those Stockholders who purchased shares of Common Stock in an Offering on or prior to the Termination Date, would have provided such Stockholders a Priority Return on the Gross Proceeds raised in all Offerings through the Termination Date, measured for the period from inception through the Termination Date. Notwithstanding anything herein to the contrary, in accordance with Section 736 of the Code, the Termination Note shall be disregarded for applicable income tax purposes and the Special Limited Partner shall continue to be treated as a partner of the Partnership in respect of its Special Limited Partner Interest for such purposes until the Partnership has satisfied all of its obligations under the Termination Note. Without limiting the foregoing, the Special Limited Partner shall not be required to accrue interest on the Termination Note in income and the Partnership shall not deduct such interest for such purposes; provided, that, any cash or property paid to the Special Limited Partner with respect to such interest shall be reported to the Special Limited Partner on Internal Revenue Service Schedule K-1 to Form 1065 (or such successor schedule or form).

If the Termination Note has not been paid in full on the earlier of (a) the date of a Listing, or (b) within three (3) years from the Termination Date, then the holder of the Termination Note, its successors or assigns, may elect to convert the balance of the distributions due under the Termination Note into OP Units or Common Stock at a price per share equal to the average closing price of the Common Stock over the ten (10) trading days immediately preceding the date of such election if the Common Stock has been Listed at such time. If a Listing does not occur within three (3) years from the Termination Date, the holder of the Termination Note, its successors or assigns, may elect to convert the balance of the distributions due under the Termination Note into OP Units or Common Stock at a price per share equal to the fair market value of such Common Stock as determined by the board of directors of the Initial Limited Partner on the date of election. If an Investment Liquidity Event occurs and the Termination Note has not yet been paid in full, the Termination Note shall be paid in full on the Investment Liquidity Date.

2.
Limited Effect; No Modifications. This Amendment is effective as of the date first set forth above. The amendment set forth above shall be limited precisely as written and relate solely to the provision of the Partnership Agreement in the manner and to the extent described above. Except as expressly set forth herein, nothing contained in this Amendment will be deemed or construed to amend, supplement or modify the Partnership Agreement or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

GENERAL PARTNER:

PHILLIPS EDISON GROCERY CENTER OP GP III, LLC

By:	Phillips Edison Grocery Center REIT III, Inc., its sole member

By:	/s/ R. Mark Addy
Name: R. Mark Addy
Title: President

INITIAL LIMITED PARTNER:

PHILLIPS EDISON GROCERY CENTER REIT III, INC.

By:	/s/ R. Mark Addy
Name: R. Mark Addy
Title: President

SPECIAL LIMITED PARTNER:

PECO-GRIFFIN REIT ADVISOR LLC

By:	Phillips Edison NTR III LLC, its managing member

By:	/s/ R. Mark Addy
Name: R. Mark Addy
Title: President